CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$6,660,000	$773.23

Pricing supplement no. 1292 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 195-A-I dated July 19, 2010	Registration Statement No. 333-155535 Dated May 13, 2011 Rule 424(b)(2)

Structured Investments	$6,660,000 Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Chevron Corporation due May 31, 2012

General

  The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the Reference Stock, up to the Maximum Return of 20.00% at maturity and who anticipate that the closing price of one share of the Reference Stock will not be less than the Initial Share Price by more than 20.00% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing price of one share of the Reference Stock is less than the Initial Share Price by more than 20.00% on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity. If the closing price of one share of the Reference Stock is not less than the Initial Share Price by more than 20.00% on any day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Share Return and (b) the Contingent Minimum Return of 10.60% at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 31, 2012†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes priced on May 13, 2011 and are expected to settle on or about May 18, 2011.

Key Terms

Reference Stock:	The common stock, par value $0.75 per share, of Chevron Corporation (New York Stock Exchange symbol “CVX”). We refer to Chevron Corporation as “Chevron.”
Knock-Out Event:

A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Reference Stock is less than the Initial Share Price by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	20.00%
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Share Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Share Price is less than the Initial Share Price.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Share Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?” in this pricing supplement.

Maximum Return:	20.00%. Accordingly, the maximum payment at maturity is $1,200 per $1,000 principal amount note.
Contingent Minimum Return:	10.60%
Monitoring Period:	The period from and excluding the pricing date to and including the Observation Date
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Reference Stock on the pricing date, which was $102.39, divided by the Stock Adjustment Factor
Final Share Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:

Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 195-A-I for further information.

Observation Date:	May 25, 2012†
Maturity Date:	May 31, 2012†
CUSIP:	48125XRN8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 195-A-I

Investing in the Capped Daily Observation Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 195-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$10	$990

Total	$6,660,000	$66,600	$6,593,400

(1)	The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-16 of the accompanying product supplement no. 195-A-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-35 of the accompanying product supplement no. 195-A-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 13, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 195-A-I dated July 19, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 13, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 195-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 195-A-I dated July 19, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002900/e39431-424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Chevron Corporation	PS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $100.00 and reflect the Contingent Minimum Return of 10.60%, the Maximum Return of 20.00% and the Knock-Out Buffer Amount of 20.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return

Final Share Price	Share Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)

$190.00	90.00%	20.00%	20.00%
$180.00	80.00%	20.00%	20.00%
$170.00	70.00%	20.00%	20.00%
$160.00	60.00%	20.00%	20.00%
$150.00	50.00%	20.00%	20.00%
$140.00	40.00%	20.00%	20.00%
$130.00	30.00%	20.00%	20.00%
$125.00	25.00%	20.00%	20.00%
$120.00	20.00%	20.00%	20.00%
$115.00	15.00%	15.00%	15.00%
$110.60	10.60%	10.60%	10.60%
$110.00	10.00%	10.60%	10.00%
$105.00	5.00%	10.60%	5.00%
$102.50	2.50%	10.60%	2.50%
$101.00	1.00%	10.60%	1.00%
$100.00	0.00%	10.60%	0.00%
$95.00	-5.00%	10.60%	-5.00%
$90.00	-10.00%	10.60%	-10.00%
$85.00	-15.00%	10.60%	-15.00%
$80.00	-20.00%	10.60%	-20.00%
$79.99	-20.01%	N/A	-20.01%
$70.00	-30.00%	N/A	-30.00%
$60.00	-40.00%	N/A	-40.00%
$50.00	-50.00%	N/A	-50.00%
$40.00	-60.00%	N/A	-60.00%
$30.00	-70.00%	N/A	-70.00%
$20.00	-80.00%	N/A	-80.00%
$10.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

(1) The closing price of one share of the Reference Stock is greater than or equal to $80.00 (80.00% of the hypothetical Initial Share Price) on each day during the Monitoring Period.

(2) The closing price of one share of the Reference Stock is less than $80.00 (80.00% of the hypothetical Initial Share Price) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock increases from the Initial Share Price of $100.00 to a Final Share Price of $102.50. Because a Knock-Out Event has not occurred and the Share Return of 2.50% is less than the Contingent Minimum Return of 10.60%, the investor receives a payment at maturity of $1,106 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock decreases from the Initial Share Price of $100.00 to a Final Share Price of $95.00. Because a Knock-Out Event has not occurred and the Share Return of -5% is less than the Contingent Minimum Return of 10.60%, the investor receives a payment at maturity of $1,106 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock increases from the Initial Share Price of $100.00 to a Final Share Price of $115.00. Because a Knock-Out Event has not occurred and the Share Return of 15% is greater than the Contingent Minimum Return of 10.60% but less than the Maximum Return of 20.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

Example 4: A Knock-Out Event has occurred, and the closing price of one share of the Reference Stock decreases from the Initial Share Price of $100.00 to a Final Share Price of $90.00. Because a Knock-Out Event has occurred and the Share Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -10%) = $900

JPMorgan Structured Investments — Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Chevron Corporation	PS-2

Example 5: A Knock-Out Event has occurred, and the closing price of one share of the Reference Stock increases from the Initial Share Price of $100.00 to a Final Share Price of $115.00. Because a Knock-Out Event has occurred and the Share Return of 15% is less than the Maximum Return of 20.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

Example 6: The closing price of one share of the Reference Stock increases from the Initial Share Price of $100.00 to a Final Share Price of $150.00. Because the Share Return of 50% is greater than the Maximum Return of 20.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, the maximum payment on the notes.

These returns and payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Reference Stock, up to the Maximum Return of 20.00% at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 10.60% on the notes, or a minimum payment at maturity of $1,106 for every $1,000 principal amount note. Even if a Knock-Out Event has occurred, if the Final Share Price is greater than the Initial Share Price, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Share Return, subject to the Maximum Return of 20.00%. The maximum payment at maturity will be $1,200 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Chevron. For additional information see “The Reference Stock” in this pricing supplement.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 195-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. In addition, based on certain factual assumptions and representations received from us, our special tax counsel is of the opinion that withholding under Sections 897 and 1445 of the Code and the regulations thereunder (collectively, “FIRPTA”) should not be imposed on proceeds paid to Non-U.S. Holders, although it is possible that we may decide (or the IRS could argue) that we are required to do so. However, under a different set of rules, Non-U.S. Holders may in any event be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.
  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 195-A-I dated July 19, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Return is positive or negative. If the closing price of one share of the Reference Stock is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 20.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 20.00% will terminate. Under these circumstances, you could lose some or all of your principal.

JPMorgan Structured Investments — Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Chevron Corporation	PS-3

  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 20.00%, regardless of the appreciation in the Reference Stock, which may be significant.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  We and/or our affiliates may also currently or from time to time engage in business with Chevron, including extending loans to, or making equity investments in, Chevron or providing advisory services to Chevron. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Chevron, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Reference Stock on any day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 20.00%, you will at maturity be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the Reference Stock subsequently increases such that the closing price of one share of the Reference Stock is less than the Initial Share Price by not more than the Knock-Out Buffer Amount of 20.00%, or is equal to or greater than the Initial Share Price. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 10.60% MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Reference Stock on any day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Minimum Return of 10.60% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Reference Stock.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
  NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for the adequacy of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
  SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCK IS VOLATILE — The likelihood that the closing price of one share of the Reference Stock will be less than the Initial Share Price by more than the Knock-Out Buffer Amount of 20.00% on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Reference Stock — the frequency and magnitude of changes in the closing price of the Reference Stock.

JPMorgan Structured Investments — Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Chevron Corporation	PS-4

  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the closing price of the Reference Stock;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the Reference Stock;
    the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Chevron Corporation	PS-5

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Chevron is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Chevron is a corporation which manages its investments in subsidiaries and affiliates and provides administrative, financial, management and technology support to U.S. and international subsidiaries that engage in fully integrated petroleum operations, chemicals operations, mining operations, power generation and energy services. The common stock of Chevron, par value $0.75 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Chevron in the accompanying product supplement no. 195-A-I. Information provided to or filed with the SEC by Chevron pursuant to the Exchange Act can be located by reference to SEC file number 001-00368, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the common stock of Chevron based on the weekly closing prices of one share of the common stock of Chevron from January 6, 2006 through May 13, 2011. The closing price of one share of the common stock of Chevron on May 13, 2011 was $102.39. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on any day during the Monitoring Period or the closing price of one share of the Reference Stock on the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Chevron will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments — Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Chevron Corporation	PS-6